Filed by Cohen & Steers Total Return Realty Fund, Inc.,

pursuant to Rule 425 of the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6 under the

Securities and Exchange Act of 1934, as amended

Subject Company: Cohen & Steers Total Return Realty Fund, Inc.

Commission File No. 333-193107

Your Clients’ Votes are Important

The Board of Directors of Cohen & Steers Total Return Realty Fund, Inc. (RFI) has approved a reorganization of RFI with Cohen & Steers Dividend Majors Fund, Inc. (DVM); RFI will be the surviving fund.

The Board recommends that RFI stockholders vote “FOR” the following proposals:

—  Approval of the issuance of Shares of Common Stock in connection with the reorganization

—  Approval of an amendment to RFI’s Charter and changes to certain of RFI’s fundamental policies (these changes will not effect how RFI is currently managed)

The Board recommends that your clients vote “FOR” the reorganization for the following reasons:

—  A lower total expense ratio

—  The surviving Fund may have a substantially larger trading market for its common stock than either Fund currently has

How your clients can VOTE!

In addition to voting by mail by returning their proxy card(s), your client may also authorize their vote by either touch-tone telephone or online via the Internet, as follows:

To vote by touch-tone telephone:	To vote by Internet:

(1) Read the Proxy/Prospectus and have their proxy card at hand	(1) Read the Proxy/Prospectus and have their proxy card at hand

(2) Call the toll-free number that appears on their proxy card	(2) Call the toll-free number that appears on their proxy card

(3) Enter the control number set out on the proxy card and follow the simple instruction	(3) Enter the control number set out on the proxy card and follow the simple instructions

What happens if the reorganization is approved?

If approved, the Reorganization is expected to occur on or about June 20, 2014, but in any event no later than June 30, 2014. Holders of common shares of DVM will be issued new common shares of RFI at NAV.

If you need more information or have any questions on how to cast your vote, please call Broadridge Financial Solutions, Inc., the Funds’ proxy solicitor, at 855 601 2250.

Filed by Cohen & Steers Total Return Realty Fund, Inc.,

pursuant to Rule 425 of the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6 under the

Securities and Exchange Act of 1934, as amended

Subject Company: Cohen & Steers Total Return Realty Fund, Inc.

Commission File No. 333-193107

Please forward the below materials to your clients and encourage them to vote before April 24, 2014! Important Information About Your Fund - Cohen & Steers Total Return Realty Fund Proxy Statement

The proxy materials sent to you contain important information regarding the proposals that you and other shareholders are being asked to consider. Please read the materials carefully. Copies of the Proxy/Prospectus and other documents filed with the SEC are available on the SEC’s web site at www.sec.gov. In addition, free copies of the Proxy/Prospectus and other documents filed with the SEC can be obtained by visiting the Funds’ website at www.cohenandsteers.com, by calling 800 330 7348, or by writing to a Fund at 280 Park Avenue, New York, New York 10017.

The information transmitted is intended only for the intended recipient and may contain confidential, privileged, copyrighted, or otherwise restricted material. It may not be reproduced or retransmitted without permission. If you have received this in error, please contact the sender, delete this transmission and dispose of any printed material as your review, retransmission, dissemination or other use of, or taking any action in reliance upon, this information is not authorized and may be prohibited by law. Any comments or statements made herein do not necessarily reflect those of Cohen & Steers, Inc., its subsidiaries and affiliates.